INTERNATIONAL GOLD CORP.
1111 West Georgia Street, Suite 1720
Vancouver, British Columbia
Canada V6E 4M8

September 30, 2011

Via FedEx Courier
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

**Re: International Gold Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Forms 10-Q for Fiscal Quarters Ended March 31, 2011 and June 30, 2011
File No. 000-53676**

Dear Ms. Jenkins,

We are writing in response to your letter dated September 9, 2011.

Form 10-Q for Fiscal Quarter Ended March 31, 2011
Item 4. Controls and Procedures, page 17

1. The disclosure was incorrect as the material weaknesses identified in the December 31, 2010 Form 10-K had not been remediated at March 31, 2011. The March 31, 2011 Form 10-Q has been amended to correct this error. The amended report was submitted via Edgar on September 30, 2011.

Changes in Internal Control Over Financial Reporting, page 17

2. The March 31, 2011 Form 10-Q has been amended to state the following:

    There were no changes in our internal control over financial reporting during the quarter ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibit 31

3. The amended March 31, 2011 Form 10-Q includes a single Section 302 certification with proper signatures by our sole officer.

Re: International Gold Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Forms 10-Q for Fiscal Quarters Ended March 31, 2011 and June 30, 2011
File No. 000-53676

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Exhibits

4. An amended Form 10-Q which included the interactive data file as an exhibit to the report was filed with the SEC on September 14, 2011. The cover page included the applicable language and boxes to be checked indicating compliance with Rule 405 of Regulation S-T.

5. The material weaknesses identified in the December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q had not been remediated prior to June 30, 2011. The June 30, 2011 Form 10-QA has therefore been revised to conform to the changes made to the March 31, 2011 Form 10-Q. The amended report was submitted via Edgar on September 30, 2011.

We acknowledge the following:

- The company is responsible for the adequacy and accuracy of the disclosure in all of its filings;
- SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
- The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
International Gold Corp.
By:



Robert M. Baker
Chief Executive Officer